Filed by TelecityGroup plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Interxion Holding N.V.

Commission File Number: 001-35053

Date: February 11, 2015

Dear XX,

You may have seen that we have announced TelecityGroup has entered into a non-binding agreement with Interxion to merge our two businesses.

We believe that this is strategically very beneficial to all our stakeholders, but the opportunity to widen the European footprint of where we can offer you data centre services is a very compelling proposition.

We will keep you informed as we progress through this transaction, but this is very much business as usual and we look forward to continuing to work for you.

[Name of Account Manager]

TelecityGroup has not commenced and may not make an offer to purchase Interxion shares. In the event that TelecityGroup makes an offer (as the same may be varied or extended in accordance with applicable law), TelecityGroup will file a registration statement on Form F-4, which will include a prospectus and joint proxy statement of TelecityGroup and Interxion, and a Tender Offer statement on Schedule TO (the “Schedule TO”). If an offer is made it will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal and form of acceptance to be delivered to Interxion, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Interxion shareholders. Any offer in the United States will be made by TelecityGroup or an affiliate of TelecityGroup and not by any other person.

If an offer is made, the registration statement, the joint proxy statement, the Schedule TO and other related documents will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at TelecityGroup’s website, www.TelecityGroup.com.